# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Climb Bio, Inc., CIK 0001768446
CUSIP: 28658R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Date of event which requires filing of this statement: 10/03/2025
Filed by CIK 0001871741
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- AI ETI LLC (CIK 0001871741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,835,117; shared voting power 0; sole dispositive power 3,835,117; shared dispositive power 0; aggregate amount beneficially owned 3,835,117 (5.66% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,835,117; sole dispositive power 0; shared dispositive power 3,835,117; aggregate amount beneficially owned 3,835,117 (5.66% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,835,117; sole dispositive power 0; shared dispositive power 3,835,117; aggregate amount beneficially owned 3,835,117 (5.66% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,835,117; sole dispositive power 0; shared dispositive power 3,835,117; aggregate amount beneficially owned 3,835,117 (5.66% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Climb Bio, Inc.
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Comment:
This Amendment No. 4 to the Schedule is being filed by AI ETI LLC ("AI ETI"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") in respect of common stock, par value $0.0001 per share (the "Common Stock"), of Climb Bio, Inc. (formerly known as Eliem Therapeutics, Inc.) (the "Issuer"). The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on August 23, 2021, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed with the SEC on November 13, 2023, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on May 17, 2024 and Amenment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on August 16, 2024 (together, the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No 4. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

On October 2, 2024, the Issuer filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware solely to change the Issuer's name from "Eliem Therapeutics, Inc." to "Climb Bio, Inc." (the "Name Change"). The Name Change became effective on October 2, 2024. In connection with the Name Change, the Issuer's trading symbol for the Issuers's common stock on The Nasdaq Global Market changed to"CLYM," effective, October 2, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a), (b), (c) and (d) is hereby amended and restated as follows:

(a) (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On September 25, 2025, AI ETI sold 37,371 shares of Common Stock at a weighted average price of $2.1148 per share in open market transactions.(1)

On September 26, 2025, AI ETI sold 32,629 shares of Common Stock at a weighted average price of $2.1135 per share in open market transactions.(2)

On September 29, 2025, AI ETI sold 2,383 shares of Common Stock at a weighted average price of $2.1175 per share in open market transactions.(3)

On October 3, 2025, AI ETI sold 1,900 shares of Common Stock at a price of $2.1000 per share in open market transactions.

On October 3, 2025, AI ETI sold 1,100,000 shares of Common Stock at a price of $1.9501 per share in a block trade.

(1) These shares were sold in multiple transactions at prices ranging from $2.1000 to $2.1500, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

(2) These shares were sold in multiple transactions at prices ranging from $2.1000 to $2.1550, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

(3) These shares were sold in multiple transactions at prices ranging from $2.1000 to $2.1650, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.
Other persons with the right to receive dividends or sale proceeds:
3,835,117 shares of Common Stock are owned directly by AI ETI and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI
ETI, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI ETI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.8 Joint Filing Agreement, dates as of October 7, 2025.

## Signatures
- AI ETI LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/07/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/07/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (10/07/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact for Len Blavatnik (10/07/2025)
Comment: *
The above signed, by signing his name hereto, executes this Amendment No. 4 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.